Exhibit 20.0

October 28, 2013

Keith Morlock

Sustainable Environmental Technologies Corporation

2345 W. Foothill, Suite # 12

Upland, CA 91786

Re: Valuation Analysis of Common Stock of SET Corp. as of October 28, 2013

Dear Keith,

Pursuant to your request, ASCEND Business Advisory has performed a valuation analysis of the common stockholders’ equity of Sustainable Environmental Technologies Corporation herein referred to as “SET” or the “Company” as of October 28, 2013 (the “Date of Valuation”). The objective of our engagement was to ascertain the fair value of the common equity as of the Date of Valuation. For purposes of this report, we utilized Fair Value as defined by the Financial Accounting Standards Board (“FASB”) in ASC 805 (formerly FAS 157 – herein referenced as “FAS 157”. The standard defines Fair Market Value as the price, in cash or equivalent, that a buyer would reasonably be expected to pay, and a seller would reasonably be expected to accept, if the business were exposed for sale on the open market for a reasonable period of time, with both buyer and seller being in possession of the pertinent facts and neither being under compulsion to act.

The FASB and IRS have approved guidance that its definition of fair value is consistent with the definition of fair market value in IRS Revenue Ruling 59-60. Our opinion of Fair Market Value relied on a “value in use” or “going concern premise”. This premise assumes that the Company is an ongoing business enterprise with management operating rationally and maximizing shareholder value.

Fair Market Value

Based upon our analysis, the fair market value of the common stockholders’ equity as of October 28, 2013 was $3,397,999. Additionally as of the valuation date, there were 65,530,000 shares outstanding which equates to a value of $.0519 per share. In determining the value of SET, we utilized the income approach to valuation. Given the fact that SET has experienced significant net operating losses over the past four years and has only one active well generating income, we feel that the income approach is the most appropriate method to use in determining the equity value of a firm positioned in the oil and gas industry as SET.

To arrive at our conclusion of Fair Market Value, we performed a valuation of the enterprise around the following significant assumptions:

SET Corp	October 28, 2013

a.	Discount Rate. 11.5% Weighted Average Cost of Capital and a Cost of Equity (CAPM) of 13.1%.

b.	Taxes were estimated at 0%. Because the company has significant net operating loss carry forwards, the tax rate for the first four years was zero. An effective tax rate of 25% was used in the terminal year.

c.	Projected Annual Growth. It was projected based upon projections provided by the CFO and reported in the latest 10-Q that the company’s revenues would remain flat for the next five years if the company only as the two wells in service (North Dakota and Utah). We projected that once the company completed the debt offering of $3.5 million in 2015 that there was a reasonable likelihood that the company could develop a third well by 2016.

d.	Terminal Value. It was projected once the company’s growth rate had plateaued that it could maintain a growth rate of 3% annually into perpetuity.

Modifying any one of the above assumptions can dramatically affect the calculation of value represented in this report. The financial projections and the calculation of value are provided in the accompanying Appendix.

Our work product was conducted in accordance with the Uniform Standards of Professional Appraisal Practice (herein referenced as “USPAP”) as promulgated by the Appraisal Foundation. In accordance with the professional guidelines established by the American Society of Appraisers, (i) we are independent of the Company and none of the ASCEND Business Advisory participants who have worked on this engagement has any known or contemplated interest(s) in the company, (ii) we have no current or contemplated interest in the matters that are the subject of our analysis and (iii) our fee is not subject to or influenced by the results of our analysis or the opinions expressed herein.

This summary report stating the significant assumptions made, the methodologies employed, and the conclusions reached are solely for the information of, and assistance to, the management of the Company, and are not to be referred to or distributed for any other purposes.

Sincerely,

William E. Rogers, MBA,CFP, EA

Private & Confidential	2345 W. Foothill, Suite # 12	Upland, CA 91786

SET Corp	October 28, 2013

WILLIAM E. ROGERS, MBA, CFP, EA

PROFESSIONAL QUALIFICATIONS

CEO of Ascend Business Advisory, a boutique tax and financial advisory firm specializing in advising entrepreneurial companies. He is experienced in counseling businesses in a broad range of disciplines including tax, operations, finance, accounting, and employee benefits. Moreover, he has worked with a wide variety of businesses from all sorts of industries and sizes. Over the last twelve years he has developed an expertise in advising e-commerce businesses technology based businesses. He has been a featured speaker for Lawline, the Learning Annex, the California Society of Tax Consultants, the California Society of Enrolled Agents, and has authored workshops on behalf of the National Association of Enrolled Agents.

Business valuation and financial analysis services have been rendered for a variety of purposes including, but not limited to mergers and acquisitions, angel and venture capital offerings, private placement offerings, investor due diligence, business succession, employee stock options, and estate and gift tax matters.

Professional Designations

•	CFP: Certified Financial Planner designated by the Certified Financial Planner Board of Standards, Inc.

•	CLU: Chartered Life Underwriter designated by the American College of Life Underwriters

•	ChFC: Chartered financial Consultant designated by the American College of Life Underwriters

•	EA: Enrolled Agent designated by the Internal Revenue Service

Education

•	Master of Science in Finance – Golden Gate University

•	Master in Business Administration – University of Southern California

•	Bachelor of Science in Business Management – University of Redlands

Private & Confidential	2345 W. Foothill, Suite # 12	Upland, CA 91786